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                           May 20, 2020

       Avraham Ben-Tzvi, Adv.
       Group Chief Legal Officer
       Kitov Pharma Ltd.
       132 Menachem Begin Road
       Tel Aviv 6701101
       Israel

                                                        Re: Kitov Pharma Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 13, 2020
                                                            File No. 333-238229

       Dear Mr. Ben-Tzvi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Rick A. Werner